FMI Funds	Quarterly Review – December 31, 2008
100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Focus Fund

Investment Objective Seeks capital appreciation through investments in stocks of companies of all sizes, including small- to mid-capitalization U.S. companies.		Top Ten Holdings
		Kennametal Inc.	4.2%
		PartnerRe Ltd.	4.1%
		Kohl's Corp.	4.1%
		Altera Corp.	4.0%
		Associated Banc-Corp	3.6%
Manager - The FMI Focus Fund (the "Fund") is advised by Fiduciary Management, Inc. of Milwaukee and sub-advised by Broadview Advisors, LLC. Both firms are 100% employee owned.		Molex Inc. Cl A	2.7%
		Arrow Electronics, Inc.	2.6%
		Rent-A-Center, Inc.	2.2%
		Family Dollar Stores, Inc.	2.2%
		SPDR KBW Regional Banking ETF	2.0%
Investment Professionals - Richard E. Lane, CFA and Glenn Primack of Broadview Advisors, LLC are primarily responsible for the day-to-day management of the Fund.
		Portfolio Characteristics
		Weighted average market cap	$2.6 billion
		Median market cap	$1.5 billion
Strategy - The Fund invests in stocks of companies of all sizes, but primarily invests in small- to mid-capitalization (i.e., less than $5.0 billion of market capitalization) companies, which have substantial capital appreciation potential. Many of these companies have little or no following by the major stock brokerage firms. We look for stocks of businesses that are selling at what we believe are substantial discounts to prices that accurately reflect their future earnings prospects. The Fund takes a "focused" approach to investing, meaning the Fund conducts extensive research (i.e. focuses) on each prospective investment before purchasing.		P/E ratio (forward 4 quarters)	12.6x
		Estimated L-T earnings growth rate	12.0%
		Number of holdings	70

		Top Ten Sectors

Fund Information
Inception Date	12/16/1996
Net Assets	$352.3 million
Net Asset Value	$16.73
Expense Ratio	1.76%
Ticker	FMIOX

Performance	Q4 2008	One Year	Three Years	Five Years	Ten Years	Since Inception

Fund	-23.77%	-30.47%	-6.76%	-1.86%	7.42%	13.95%
Russell 2000 Index¹	-26.12%	-33.79%	-8.28%	-0.93%	3.02%	4.31%
Russell 2000 Growth Index²	-27.45%	-38.54%	-9.32%	-2.35%	-0.76%	0.63%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/96. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period .

Manager Commentary - Since stock market bottoms are impossible to call, we have been deploying cash reserves during the third and fourth quarters . Please not; our quiver is not empty. There are, and will be, more opportunities in our sights as 2009 unfolds. Happy New Year.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.

2 The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

FMI Funds	Quarterly Review – December 31, 2008
100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Large Cap Fund

Investment Objective The Fund seeks long-term capital appreciation through the purchase of a limited number of large capitalization value stocks.		Top Ten Holdings
		BP PLC - SP-ADR	5.0%
		Cardinal Health, Inc.	4.6%
		Wal-Mart Stores, Inc.	4.5%
		Grainger (W.W.), Inc.	4.4%
Manager - The FMI Large Cap Fund (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin. FMI, founded in 1980, manages approximately $4.2 billion in private accounts, pensions, Taft-Hartley accounts, endowments and mutual funds. FMI is 100% employee owned.		General Electric Co.	4.3%
		Bank of New York Mellon Corp.	4.2%
		United Parcel Service, Inc. Cl B	4.2%
		Diageo PLC - SP-ADR	4.2%
		Cintas Corp.	4.1%
		Robert Half International Inc.	4.1%
Investment Professionals - Ted D. Kellner, CFA, and Patrick J. English, CFA, are primarily responsible for the day-to-day management of the Fund.
		Portfolio Characteristics
		Weighted average market cap	$46.2 billion
		Median market cap	$21.5 billion
Strategy - The Fund buys good businesses at value prices. Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy. The FMI Large Cap Fund holds approximately 20-25 stocks, with most major industry groups represented. It is a non-diversified investment company; please see the prospectus for further details. Many studies show the benefits of diversification drop dramatically after ten stocks; nevertheless, we still expect the Fund to be somewhat more volatile than a typical large cap
value fund.		P/E ratio (forward 4 quarters)	11.4x
		Estimated L-T earnings growth rate	7.8%
		Return on equity (ROE)	22.0%
		Number of holdings	25

		Top Ten Sectors

Fund Information
Inception Date	12/31/2001
Net Assets	$1543.2 million
Net Asset Value	$11.04
Expense Ratio	1.00%
Ticker	FMIHX

Performance	Q4 2008	One Year	Three Years	Five Years	Since Inception

Fund	-18.29%	-26.91%	-3.89%	2.63%	3.51%
S&P 500¹	-21.94%	-37.00%	-8.34%	-2.19%	-1.53%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/31/01. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The December quarter was one of the worst quarters in history. Despite a negative backdrop for the economy as 2009 unfolds, valuations reflect undue pessimism. The outlook for equities is more positive.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The S & P’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The S & P’s Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.